UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Naked Brand Group Limited
(Name of Issuer) Ordinary Shares
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

Q6519T109
(CUSIP Number)

TokenPay Swiss AG

Azaleenweg 5

Weggis

Switzerland
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Q6519T109	Page 2 of 5 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
TokenPay Swiss AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,840,216
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,840,216
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,840,216
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%
14		TYPE OF REPORTING PERSON
OO

Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, (the “Common Shares”), of Naked Brand Group Limited (the “Company”). The principal executive offices of the Issuer are located at Building 7C, Huntley Street, Alexandria NSW 2015, Australia.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by TokenPay Swiss AG (“TokenPay”), and Senator h.c. Prof. Dr. Jorg Wilhelm, the “Reporting Person”).

(b) The business address of TokenPay and the Reporting Person is Azaleenweg 5, Weggis, Switzerland.

(c) Prof Dr. Jorg Wilhelm is the President of the Supervisory Board of TokenPay Swiss AG. TokenPay Swiss AG is an investment company that consists of a diversified investment strategy.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of an aggregate of 1,840,216 shares of Common Stock

Item 4.	Purpose of Transaction.

TokenPay Swiss AG believes the Company shares are undervalued. Furthermore, we note from recent filings, the issuer’s interest in blockchain technology. We plan to engage with management and present ideas on leveraging such technologies in the retail fashion industry.

Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a) TokenPay may be deemed to be the beneficial owner of 1,840,216 shares of Common Stock. Such 1,840,216 shares represent approximately 6.2% of the outstanding shares of Common Stock.

(b) TokenPay has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,840,216 shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2019	TokenPay Swiss AG

	By:	/s/ Prof. Dr. Jorg Wilhelm
Senator h.c. Prof. Dr. iur. Jörg E. Wilhelm
President of Supervisory Board